Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, OK 73102	405 228 2839 phone tom.mitchell@dvn.com

December 2, 2014

Via EDGAR

Attention: Mr. Daniel Leslie, Office of Global Security Risk

Ms. Cecilia Blye

Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-4631

Re:	Devon Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-32318

Dear Ms. Blye:

On behalf of Devon Energy Corporation (the “Company” or “Devon”), this letter is submitted in response to the comment provided in the Staff’s letter dated November 17, 2014 with respect to Devon’s Annual Report on Form 10-K referenced above. For your convenience, we have repeated the Staff’s comment below followed by Devon’s response.

General

SEC Comment

1.	On pages 7, 37, and elsewhere in the 10-K you refer to your joint venture with Sinopec Corporation. You state on page 40 that the joint venture had remaining commitments at the end of 2013. The 20-F filed April 28, 2014 by China Petroleum & Chemical Corporation (“CPCC”) indicates that CPCC is also known as “Sinopec Corp.” We are aware of recent state government and university divestment or similar initiatives regarding CPCC due to its contacts with Iran and Sudan. Iran and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please discuss for us the potential for your relationship with Sinopec to have an adverse impact on your reputation and share value.

Devon Response

In 2012, we entered into a joint venture with Tip Top Energy Production US LLC (“Tip Top”), a Sinopec affiliate, involving Devon’s acreage positions in five oil and gas exploration plays, which are all located in the United States. As a Delaware limited liability company, Tip Top is governed by applicable U.S. law. Additionally, the agreements related to the joint venture contemplate that the joint venture will act in accordance with applicable law. Pursuant to our joint venture agreement, Tip Top acquired a 33.3 percent interest in these plays in exchange for an approximate $900 million cash payment and a commitment to fund approximately $1.6 billion of Devon’s share of future exploration, development and drilling costs associated with these plays. Devon has no other business relationships with Tip Top or Sinopec outside of this joint venture.

Cecilia Blye

United States Securities and Exchange Commission

December 2, 2014

We broadly marketed this joint venture opportunity to a wide variety of potential partners, ultimately selecting Tip Top as our joint venture partner. When we entered into the joint venture, we were aware of Tip Top’s affiliation with Sinopec and considered such affiliation in our decision to enter into the joint venture. We did not believe that our joint venture with Tip Top would have a material adverse impact on our reputation and share value. Rather, we expected that the joint venture would be viewed favorably by our investors. When our joint venture with Tip Top was announced on January 3, 2012, our stock rose 6.6% from the previous closing price, which was noticeably better than the 4.0% gain experienced by our peer group on the same day.

We market and sell all oil and gas production from the joint venture plays to our customers, which have only included U.S.-based customers to date. Furthermore, Tip Top does not take delivery of any production from the joint venture; therefore, there is no possibility that Sinopec is selling production from the plays to Iran, Sudan or other known state sponsors of terrorism. We do not have any contacts with, or business activities in or involving, Iran or Sudan. We do not have any future plans to conduct business in those countries.

Devon has not received any inquiries from investors or analysts questioning or otherwise concerned with the Sinopec joint venture. In addition, we are not aware of any Devon investors selling or closing their investment as a result of our joint venture with Sinopec.

We do not believe that the joint venture with Tip Top has had or will have a material adverse impact on Devon’s reputation or share value.

* * * * * * *

In connection with the above response to the Staff’s comment, Devon acknowledges that:

•	Devon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DEVON ENERGY CORPORATION

/s/ Thomas L. Mitchell

Thomas L. Mitchell

Executive Vice President and Chief Financial Officer